Exhibit 21

Subsidiaries of Lifeway Foods, Inc.

Below is a list of the subsidiaries of Lifeway Foods, Inc. All of the voting stock of each subsidiary is 100% owned directly by Lifeway Foods, Inc.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Lifeway Wisconsin, Inc.	Illinois
The Lifeway Kefir Shop, LLC	Illinois
Fresh Made, Inc.	Pennsylvania
Lifeway Foods Europe	Ireland